SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT OF RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2003

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   )

Enclosure: Fourth Quarter Results 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: March 12, 2003	By:	/s/Derrick Nicholson
	Name:	Derrick Nicholson
	Title:	Finance Director

Exhibit Index

Exhibit	Exhibit Description

99	Consolidated Financial Statements for the year ended December 2002